Exhibit 99.3.1

CONVERSION VALUATION UPDATE REPORT

Prepared for:

Home Bancorp Wisconsin, Inc.

Madison, Wisconsin

As Of:

August 21, 2013

Prepared By:

Keller & Company, Inc.

555 Metro Place North

Suite 524

Dublin, Ohio 43017

(614) 766-1426

KELLER & COMPANY

CONVERSION VALUATION UPDATE REPORT

Prepared for:

Home Bancorp Wisconsin, Inc.

Madison, Wisconsin

As Of:

August 21, 2013

KELLER & COMPANY, INC.

FINANCIAL INSTITUTION CONSULTANTS

555 METRO PLACE NORTH

SUITE 524

DUBLIN, OHIO 43017

(614) 766-1426          (614) 766-1459 FAX

September 17, 2013

Board of Directors

Home Savings Bank

2 South Carroll Street

Madison, Wisconsin 53703

To the Board:

In recognition of recent developments, we hereby submit an Update (“Update”) to our original Conversion Valuation Appraisal Report as of May 28, 2013 (“Original Appraisal”), updating the pro forma market value of the to-be-issued stock of the Home Bancorp Wisconsin, Inc. (the “Corporation”), which is the holding company of Home Savings Bank (“Home” or the “Bank”), Madison, Wisconsin. Such stock is to be issued by Home in connection with the application by the Corporation to complete a stock offering, with the Corporation to own 100 percent of the Bank. This Update as of August 21, 2013, was prepared after a review of the Original Appraisal and is being submitted to the Federal Reserve Board and to the Federal Deposit Insurance Corporation as an update of the Original Appraisal.

Our preparation of this Update has included conversations with the management of Home, the law firm of Luse, Gorman, Pomerenk and Schick, PC and the investment banking firm of Keefe, Bruyette & Woods, Inc. As in the preparation of the Original Appraisal, we believe the data and information used herein are accurate and reliable, but we cannot guarantee the accuracy of such data.

In preparing this Update, we have given consideration to Home’s financial condition and performance at or for the twelve months ended June 30, 2013; current thrift conversion activity and market conditions; and the recent performance of publicly traded thrift institutions, including those institutions in the Bank’s comparable group. The comparable group was screened to eliminate any institutions involved in merger/acquisition activities, but none of the comparable group institutions was eliminated due to such involvement. Further investigation into merger/acquisition activity involving publicly traded thrift institutions in Home’s city, county and market area revealed no institutions involved in such activity.

We have recognized a reinvestment rate of 1.02 percent, before taxes, in this Update, based on current short term interest rates.

Board of Directors

Home Savings Bank

September 17, 2013

We have updated the three valuation methods used in the Original Appraisal based on Home’s June 30, 2013, financial statements and using the stock prices of publicly traded thrift institutions, including the Bank’s comparable group, as of August 21, 2013, and pricing ratios and other financial information for the peer group as of the latest date for which complete financial data is available as of August 21, 2013. We have further reviewed each of the adjustments made in the Original Appraisal relative to the comparable group, to the pro forma closing pricing ratios of converting thrift institutions and trends in market pricing and pricing ratios.

Exhibits 1 and 2 provide stock prices, key valuation ratios and other pertinent financial data for all publicly traded, FDIC-insured thrift institutions excluding mutual holding companies.

Exhibit 3 provides a summary of publicly traded standard conversions completed between January 1, 2012 and July 26, 2013, and the relative movement of their share prices. For the ten offerings completed from January 1, 2012, to July 26, 2013, the average percentage price change one day after IPO was a positive 17.78 percent with a median of 14.80 percent, from a low of 0.10 percent to a high of 48.90 percent. The average percentage price change one week after IPO for those ten transactions was 19.07 percent with a median of 18.75 percent. It should be noted that nine of the ten transactions completed since January 1, 2012, were trading above their first day prices.

The comparable group, unchanged from the Original Appraisal, represents ten publicly traded thrift holding companies identified in Exhibit 4, ranging in size from $308.7 million to $656.2 million with an average asset size of $464.8 million and with an average of 10.2 offices per institution compared to Home with assets of $122.2 million and four offices. Two of the comparable group institutions are in Indiana, Illinois, Ohio and Pennsylvania, with one each in Kentucky and Wisconsin.

Exhibit 5 presents pro forma financial ratios for the Bank and detailed market, pricing and financial ratios for all thrifts, publicly traded Wisconsin thrifts and the comparable group as of the most recent four quarters for financial data and ratios and August 21, 2013, for stock prices. The trend in the market price of the ten comparable group institutions since the Original Appraisal indicates a 3.42 percent increase in the average price per share. Of those ten institutions, nine experienced increases in their price per share and one experienced a decrease.

Since the Original Appraisal dated May 28, 2013, there have been varying movements in the price to earnings multiple, the price to core earnings multiple, the price to book value ratio and the price to assets ratio of Home’s comparable group and all publicly traded, FDIC-insured thrifts in the United States (“all thrifts”). The average price to net earnings multiple for the comparable group increased from 20.99 times earnings as of the Original Appraisal dated May 28, 2013, to 21.70 times earnings in the Update as of August 21, 2013, while the average price to core earnings multiple for the comparable group increased from 21.24 times earnings to 21.77 times earnings during that period. The average market price to book value ratio for all thrifts increased from 86.16 percent as

Board of Directors

Home Savings Bank

September 17, 2013

of the Original Appraisal dated May 28, 2013, to 91.94 percent in the Update as of August 21, 2013, and indicated a similar increase from 78.33 percent to 81.59 percent for the comparable group. The average price to assets ratio decreased from 11.90 percent to 11.37 percent for all thrifts and increased from 11.49 percent to 11.89 percent for the comparable group for the same time period. The trend in the market price of thrift stocks since the Original Appraisal indicates a 6.0 percent increase in the average price per share for all publicly traded thrifts and a lower increase of 3.4 percent for the comparable group.

Exhibit 6 presents the pro forma valuation analysis and conclusions, pricing ratios, and the total number of shares to be issued at each valuation range. Exhibit 6 also provides the assets, equity, tangible equity, net earnings and core earnings of Home at or for the twelve months ended June 30, 2013, with the balance sheet figures indicating modest changes from those used in the Original Appraisal. Such assets, equity and tangible equity were $122,159,000, $9,576,000 and $9,576,000, respectively, at June 30, 2013; and the net and core loss after taxes were $(503,000) with no adjustments for core earnings for the twelve months ended June 30, 2013. Those assets and equity were $123,032,000 and $9,773,000, respectively, at March 31, 2013; and net and core loss after taxes were the same at $(200,000) for the twelve months ended March 31, 2013, as indicated in the Original Appraisal. Tangible equity equaled total equity at March 31, 2013. The Bank experienced minimal decreases in assets and equity and an increase in its annual losses from March 31, 2013, to June 30, 2013.

This updated valuation of the Bank incorporating its current June 30, 2013, financial statements is based on the following valuation ratios as of August 21, 2013, using the latest date for which complete financial data is available for the peer group:

Price to earnings multiple:
Midpoint	NM
Maximum, as adjusted	NM

Price to core earnings multiple:
Midpoint	NM
Maximum, as adjusted	NM

Price to book value ratio:
Midpoint	56.61%
Maximum, as adjusted	64.51%

Price to tangible book value ratio:
Midpoint	56.61%
Maximum, as adjusted	64.51%

NM - Not Meaningful

Board of Directors

Home Savings Bank

September 17, 2013

Price to assets ratio:
Midpoint	7.31%
Maximum, as adjusted	9.47%

The Bank’s higher core loss and resultant lower equity for the twelve months ended June 30, 2013, compared to March 31, 2013, and higher offering expenses resulted in a higher price to book value ratio and a higher price to tangible book value ratio at August 21, 2013, than in the Original Appraisal dated May 28, 2013. Due to Home’s core and net loss, the price to core earnings and price to earnings multiples were not meaningful for this Update or the Original Appraisal. At the midpoint of the valuation range, from the Original Appraisal to the Update, the price to book value ratio increased from 55.62 percent to 56.61 percent, and the price to assets ratio increased from 7.26 percent to 7.31 percent. The price to tangible book value ratios were the same as the price to book value ratios.

Exhibits 7 through 10 present the projected effect of offering proceeds. Exhibit 11 details the pricing ratio premium or discount applied to the comparable group to determine the value of the Bank. The midpoint discount from the comparable group’s average price to book value ratio was 30.61 percent, using the most recent financial data available per the Update, while the price to tangible book value ratio indicated a discount of 34.04 percent. The price to assets ratio discount was 38.54 percent.

The valuation range in the Original Appraisal indicated a midpoint value of $9,450,000, with a minimum of $8,032,500, a maximum of $10,867,500, and a maximum, as adjusted, of $12,497,630.

After consideration of the factors previously discussed, with a focus on current market conditions and the condition and operating performance of Home at or for the twelve months ended June 30, 2013, it is our opinion that as of August 21, 2013, the fully converted pro forma market valuation range of the Bank is unchanged from May 28, 2013, from a minimum of $8,032,500 or 803,250 shares at $10.00 per share to a maximum of $10,867,500 or 1,086,750 shares at $10.00 per share, with a maximum, as adjusted, of $12,497,630 or 1,249,763 shares at $10.00 per share.

It is our opinion that, as of August 21, 2013, the pro forma market value of Home Savings Bank was $9,450,000 at the midpoint, representing 945,000 shares at $10.00 per share.

Sincerely,

KELLER & COMPANY, INC.

/s/ Keller & Company, Inc.